May 24, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549
Attn:   Mr. Larry Spirgel, Assistant Director

RE:      theglobe.com, inc.  (the "Company")
         Form 10-KSB for the fiscal year ended December 31, 2004
         Filed March 30, 2005
         File No. 0-25053

Dear Mr. Spirgel:

      The following responses are provided in connection with the comments set forth in your letter dated May 12, 2005 related to the review of our financial statements and related disclosures included within our Form 10-KSB filed for the year ended December 31, 2004.

Comment No. 1

Note 1.    Organization and Summary of Significant Accounting Policies, page F-7
--------------------------------------------------------------------------------

(j)   Revenue Recognition, page F-10
      ------------------------------

      We note your disclosure that revenue derived from the purchase and tracking of direct response media is recognized on a net basis when the associated media is aired. Tell us how much revenue was recognized from these sales in 2004. You also disclose that the amount billed to clients greatly exceeds the amount of earned revenue. Please quantify the amount included in accounts receivable at December 31, 2004. Tell us how you record your liability for the pass-through charges and tell us how you have considered the billings for these amounts in your assessment of collectibility of the outstanding receivables.


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Response to Comment No. 1
-------------------------

      SendTec, Inc. ("SendTec"), the Company's marketing services business segment, reports revenue earned from the purchase and tracking of direct response media, such as television and radio commercials, on a net basis in accordance with the guidelines established by EITF No. 99-19. SendTec charges its customers to recover the costs that it pays to broadcasters for television or radio air time, plus a stated percentage of the broadcast costs representing SendTec's fee for services provided. Under the net method, SendTec recognizes revenue based upon the net amount retained (that is, the gross amount billed to the customer less the amount that it pays to broadcasters for air time). We record the liability for the broadcaster pass-through charges at the time that the associated media is aired and the Company becomes obligated to pay for the media (which is the same point in time that revenue is recognized), by crediting accounts payable and debiting revenue.

      We recognized net revenue derived from the purchase and tracking of direct response media of $137,848 in 2004. Gross billings to clients for the purchase and tracking of direct response media in 2004 was $1,853,036, of which $735,897 remained uncollected and was included in our accounts receivable balance at December 31, 2004. It should also be noted that both the net revenue and gross billing amounts mentioned above were generated by SendTec during the four months following our acquisition of SendTec on September 1, 2004.

      In assessing the collectibility of outstanding direct response media gross billings (including pass-through amounts), we utilized procedures consistent with the evaluation of all marketing services segment accounts receivable. No distinction is made because of the "pass-through" nature of these receivables. In this regard, we evaluate the collectibility of these receivables on a customer by customer, specific identification basis, based upon credit evaluations and historical loss experience. During the past several years, bad debt write-offs at SendTec have not been significant. At December 31, 2004, the entire $735,897 direct response media accounts receivable balance was estimated to be collectible and therefore no bad debt reserves were provided. During the subsequent period from January 1, 2005 to May 18, 2005, $733,497 of this accounts receivable balance had been collected by the Company, with the remaining $2,400 written-off.


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

Comment No. 2
-------------

Note 1.    Organization and Summary of Significant Accounting Policies, page F-7
--------------------------------------------------------------------------------

(j)   Revenue Recognition, page F-10
      ------------------------------

      We note your disclosure that in some cases you may record revenue from the production of direct response advertising programs when they are "available for immediate and unconditional delivery." Tell us why you believe this is appropriate, including whether customers are contractually obligated to take delivery and when they make final payments. Tell us what you consider delivery to be, i.e., if delivery refers to the actual-broadcasting of the infomercial or simply the completion of the production in a form that the customer could broadcast elsewhere. Quantify for us the revenues recognized for programs that had not been delivered as of December 31, 2004. We may have further comment.

Response to Comment No. 2
-------------------------

      Many of our customers contract with us for the production of television infomercials, television commercials or special-purpose video programs. Production activities generally include script creation, casting services, location scouting, direction, editing, graphics and animation creation, as well as other pre-production, production and post production services. These activities result in the creation of a master tape of the project, which is used as the source of duplicate copies of the completed project as needed by the customer for distribution to broadcasters, etc. Production activities are generally completed over an eight to twelve week period. We recognize revenue from the production of these direct response media advertising programs when the projects have been completed and all other non-incidental requirements of the contracted production services have been met, typically evidenced by the creation of the master tape. It is at this point in time that we believe that the "earnings process" is complete.

      Our customers are not contractually obligated to take physical delivery of the master tapes. In most cases, our customers request us to arrange to have duplicate copies of the video project made and forwarded on to the appropriate broadcasters for airing. Airings are usually scheduled to occur within a short time after completion of the project, however, duplicate copies may be required for additional airings at any time during the life of the customer's advertising campaign. Therefore, in some instances as a convenience to our customers, the master tapes are maintained onsite at our premises for future use.

      Due to the length of time for completion of the earnings process, generally eight to twelve weeks, we usually collect partial payments from our customers at various points throughout the production process. Final payments are typically due upon completion of the production activities as evidenced by the creation of the master tape.


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      In future filings, we plan to revise our disclosure to the following:
      "Revenue generated from the production of direct response advertising programs, such as infomercials, is recognized on the completed contract method when such programs are complete and available for airing." We believe this statement more clearly describes our revenue recognition policy related to the production of direct response advertising media. Our recently filed Form 10-Q for the quarter ended March 31, 2005 reflects this revised disclosure.

      In accordance with our revenue recognition policy, we have recognized no revenue for advertising programs, such as infomercials, that were not completed and available for airing by December 31, 2004, during the year ended December 31, 2004.

Comment No. 3
-------------

Note 6. Property and Equipment, page F-19
-----------------------------------------

      We note your disclosure that certain amounts were recorded in 2004 related to the write-off of the VoIP telephony services division. Tell us why you believe the fixed assets on hand of December 31, 2004 are fully recoverable and how you considered the provision of SFAS 144.

Response to Comment No. 3
-------------------------

      We believe that the net book value of the fixed assets on hand at the VoIP telephony services division as of December 31, 2004 is fully recoverable because the estimated fair value of these assets exceeds their carrying amount. Since we are still using, and plan to continue to use these fixed assets in future periods, we have evaluated their recoverability based upon the provisions of SFAS No. 144 related to "Long-Lived Assets to be Held and Used." In the determination of fair value, we obtained used equipment price quotations from sources external to the Company. SFAS No. 144 states that quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for impairment measurement, if available. SFAS No. 144 also states that the carrying amount of any long-lived asset that is part of an asset group should not be reduced beyond its fair value whenever that fair value is determinable without undue cost and effort.

      The long-lived assets relating to the Company's marketing services and games business segments, were not tested for recoverability because there were no "events or changes in circumstances", as defined by SFAS No. 144, that indicated that the carrying values of these asset groups were not recoverable.

As also requested in your May 12, 2005 letter, we acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours, theglobe.com, inc.


By: /s/  Edward A. Cespedes
   --------------------------------
   Edward A. Cespedes
   Its: President & Chief Financial Officer


cc: Rachlin Cohen & Holtz LLP


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